FILTRONA

Filtrona plc

27 February 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

[redacted]

09045561

Dear Sir/Madam

SUPPL

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 January 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

Financial Services Authority

FSA®

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 January 2009
6. Date on which issuer notified:	2 February 2009
7. Threshold(s) that is/are crossed or reached:	13%, 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	28,178,170	28,178,170	26,493,849		26,493,849		12.88%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,493,849	12.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 29,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank Hong Kong– 179,816 JP Morgan Chase – 305,182 Citibank – 19,414,427 HSBC Bank Plc (London) – 380,267 State Street Trust & Banking Co (London) – 1,885,034 Trust & Custody Servs JP –7,724 North Trust Company (London) – 237,615 AIM Canada – 3,438,554 PowerShares – 13,002

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	5 February 2009
6. Date on which issuer notified:	9 February 2009
7. Threshold(s) that is/are crossed or reached:	12%, 11%, 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	26,493,849	26,493,849	22,181,289		22,181,289		10.78%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,181,289	10.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Brown Brothers Harriman (New Jersey) – 29,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank Hong Kong– 179,816 JP Morgan Chase – 305,182 Citibank – 15,879,175 HSBC Bank Plc (London) – 262,158 State Street Trust & Banking Co (London) – 1,299,552 Trust & Custody Servs JP –7,724 North Trust Company (London) – 163,813 AIM Canada – 3,438,554 PowerShares – 13,087	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 February 2009
6. Date on which issuer notified:	17 February 2009
7. Threshold(s) that is/are crossed or reached:	10%, 9% 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	22,181,289	22,181,289	18,252,223		18,252,223		8.87%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,252,223	8.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 187,673 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank Hong Kong– 179,816 JP Morgan Chase – 305,182 Citibank – 12,510,327 HSBC Bank Plc (London) – 153,078 State Street Trust & Banking Co (London) – 758,825 Trust & Custody Servs JP –7,724 North Trust Company (London) – 95,653 AIM Canada – 3,438,554 PowerShares – 13,087

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

Financial Services Authority

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Notification required due to internal transfers between funds under management	x
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 February 2009
6. Date on which issuer notified:	18 February 2009
7. Threshold(s) that is/are crossed or reached:	See item 13
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	13,357,006	13,357,006	13,357,006	13,357,006		6.49%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,357,006	6.49

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Prudential plc (parent Company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	As per 5.1.2 the non exempt holdings for Prudential plc has dropped below 3% triggering this notification

14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Jon Green Company Secretary Filtrona plc

Phone number	01908 359100

26 February 2009

Filtrona plc

Resignation of Non-Executive Director

Filtrona plc today announces the resignation of Adrian Auer as a Non-executive Director of the Company with effect from 30 June 2009.

Jeff Harris, Chairman of Filtrona plc, commented 'I would like to thank Adrian for his tremendous assistance to the Board, particularly in his role as Chairman of the Audit Committee, since May 2005. Adrian has decided to concentrate on his other commitments and interests outside of Filtrona and we wish him every success for the future. The search for his replacement is in progress.'

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Richard Mountain
Steve Crummett, Group Finance Director	
Tel: 01908 359100	Tel: 020 7269 7121

File No: 82-34882

26 February 2009

Filtrona plc

Results for the year ended 31 December 2008

Performance Overview

Year ended 31 December (Continuing operations)	**2008**	**2007**	**% change**	**% change at constant exchange rates**
Revenue	£526.4m	£494.2m	6.5%	(0.9%)
Adjusted operating profit[1]	£65.0m	£64.4m	0.9%	(8.1%)
Adjusted profit before tax[1]	£58.2m	£58.2m	-	
Adjusted earnings per share[1]	18.6p	17.2p	8.1%	
Operating cash flow[2]	£65.6m	£68.3m	(4.0%)	
Total dividend per share	7.78p	7.60p	2.4%	
Operating profit	£61.7m	£57.9m	6.6%	
Profit before tax	£54.9m	£51.7m	6.2%	
Basic earnings per share	17.3p	15.3p	13.1%	

[1] *Before intangible amortisation and exceptional acquisition fees (2007: intangible amortisation and restructuring costs)*
[2] *Adjusted operating profit before depreciation and share option expense less working capital movements less net capital expenditure*

In 2008, Filtrona reported increases in revenue, adjusted operating profit[1] and earnings despite the volatile economic conditions experienced globally during the latter part of the year and the recessionary trends which emerged in some of the Company's markets. Whilst these improvements benefited from movements in currency exchange rates, particularly in the latter part of the year, as sterling weakened sharply against both the euro and the US dollar, they also reflect the resilience derived from Filtrona's strong international market positions.

Revenue was up against the prior year by 6.5% at £526.4m (2007: £494.2m) and, at constant exchange rates, down 0.9%. Adjusted operating profit[1] was up 0.9% to £65.0m (2007: £64.4m), after absorbing £1.8m of restructuring costs, and down 8.1% at constant exchange rates. The beneficial impact of currency translation during the year was £37.1m on revenue and £6.3m on adjusted operating profit[1]. Operating

margin declined to 12.3% from 13.0% in 2007 and was depressed by the combined effects of the restructuring in the Filter Products division, the legal costs associated with the intellectual property claims made against FractureCode and the impact of the industrial action at Boeing, which is an important customer of the Plastic Profile and Sheet division.

A robust profit performance and effective working capital management helped to maintain a strong operating cash flow[2] at £65.6m. Return on average operating capital, excluding intangible assets, reduced from 26.8% to 24.5% and the return on average total invested capital, including intangibles, reduced from 13.9% to 12.7%. These ratios were negatively impacted by the factors detailed above in relation to the operating margin performance, and by the use of average exchange rates for the income statement and closing exchange rates for the balance sheet. Adjusted earnings per share[1] grew by 8.1% to 18.6p (2007: 17.2p) and basic earnings per share grew by 13.1% to 17.3p (2007: 15.3p).

Net debt increased by £46.9m to £182.1m (2007: £135.2m) due primarily to exchange rate movements and the acquisition of Lendell. The ratio of net debt to earnings before interest, tax, depreciation, amortisation and exceptional acquisition fees increased from 1.56 in 2007 to 2.05 in 2008. If closing exchange rates were used in both components of the calculation, the ratio would have been 1.71.

The Company's long-term funding arrangements comprise a sterling denominated multi-currency syndicated facility totalling £215m, which matures in May 2010, together with other uncommitted and overdraft facilities to provide short-term flexibility. Additionally, the Company has committed bilateral facilities of US$40m, which expire in November 2009. Based upon these maturity dates, refinancing is an important process for Filtrona and it is one which the Company expects to complete shortly. It is anticipated that net finance expense could double in 2009 as a result of higher borrowing costs and the amortisation of related fees.

The Board is recommending a final dividend of 5.08p per share which, if approved at the Annual General Meeting on 23 April 2009, will make a total dividend of 7.78p per share (2007: 7.60p) for the full year. This represents a 2.4% increase in the total dividend. The final dividend will be paid on 8 May 2009 to shareholders on the register at 14 April 2009.

Operational Review

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies. From its global network of 37 principal manufacturing facilities, 42 distribution operations and 4 research and development centres, Filtrona derives strength through serving a wide range of customers, across diverse geographies within a broad but targeted range of international markets.

During 2008, essential steps were taken across the Group to manage the cost base in the face of deteriorating market conditions and, regrettably, this resulted in a total headcount reduction of 8% in the year to 4,292 employees from 4,666 employees at the end of 2007. The principal reductions took place in the Protection and Finishing Products, Plastic Profile and Sheet and Filter Products divisions. This enabled the Company to increase revenue per employee by 3.5% on a constant exchange rate basis. The restructuring of the Filter Products division continued during the year and £1.8m of restructuring costs are included in the operating results of this division in 2008.

The Company will undertake a restructuring programme in 2009 and 2010, with the focus on the Filter Products division. It is estimated that the cash costs of this restructuring will be circa £5m in 2009 and £2m in 2010 (with additional non-cash costs of £3m over the two year period). The restructuring is expected to deliver savings of circa £2.5m in 2009 and £6.5m from 2010 onwards.

The Company experienced significant raw material cost increases in 2008 with polymers, which are used in all the Plastic Technologies businesses and the Porous Technologies division, and cellulose acetate tow, the principal raw material consumed by the Filter Products division, particularly severely affected. Pricing action was taken during 2008 to offset the raw material and energy cost increases. The costs of polymers fell sharply at the end of the year due to falling oil-based feedstock prices and the rapid fall in manufacturing activity globally.

Plastic Technologies

Year ended 31 December (Continuing operations)	2008	2007	change
Revenue	£295.4m	£265.8m	11.1%
Adjusted operating profit[1]	£46.0m	£41.6m	10.6%
Adjusted operating margin[1]	15.6%	15.7%	(10bps)

[1] Before intangible amortisation (2007: intangible amortisation and restructuring costs)

Plastic Technologies continued to make good progress with revenue up 11.1% to £295.4m (2007: £265.8m) and adjusted operating profit[1] up 10.6% to £46.0m (2007: £41.6m). At constant exchange rates, revenue increased by 3.0% and adjusted operating profit[1] increased by 2.1%.

Protection and Finishing Products

Filtrona's largest profit generating division had another successful year driven by its growth strategy of combining geographic and range expansion with consistent investment in business to business marketing programmes, integrated IT systems and supply chain efficiencies. The division operates in a highly fragmented global market with a wide range of served markets from the oil and gas industry to white goods, from hydraulics and pneumatics to automotive, and from metal fabrication to furniture. As the division further develops in response to customer demands and emerging market opportunities, revenue investments continued in the locations established in 2007 and a new Moss location was added in Madrid, Spain.

The combined operating losses of these new locations was £0.9m in the year, but the enhancement of distribution capability is integral to the future growth and development of the division, and it is anticipated that the benefits of the investments will start to emerge in 2009. As further market share gains are sought based on the breadth and excellence of the product and service offerings, extensive marketing programmes led to the opening of over 20,000 new accounts in the year and 3000 product lines were added to the range. Across the division, overall utilisation of the internet and the use of e-marketing techniques became increasingly important. The division was subject to the impact of the very sharp increases in raw material costs but these were offset through pricing action.

Moss, the pan-European plastic parts supplier, had another good year with a further strengthening of the product mix towards more profitable proprietary product lines, the sales of which increased by over 10%. The UK locations found trading conditions difficult for most of the year, whereas performance at continental European locations was encouraging but with signs of trading deterioration appearing at the end of the year. The Moss Express location in Madrid, Spain, which opened in May, traded in line with expectations. The new Chinese facility, which opened in December 2007, had an encouraging first year and sample, quotation and sales activity levels are growing as anticipated.

Skiffy, the European specialist small nylon parts producer, traded satisfactorily in 2008. A project to install the division's standard IT system was started and the majority of Skiffy locations will be operating on this platform by the end of 2009. The business continued to expand its marketing activity and launched its highly effective catalogue in Italian and Bulgarian for the first time. The Skiffy catalogue is now available in ten languages and internet ordering accounts for 29.8% of sales. In January 2009, the Company relocated the manufacturing capability from the Skiffy, Amsterdam facility into the Moss, Kidlington operation which benefits from 24/7 manufacturing and has been in receipt of substantial investment in recent years. This relocation will provide both cost savings and risk mitigation benefits due to the superior fire protection systems including fireproof storage for business-critical tooling at the Kidlington site.

Alliance, the US-based plastic parts supplier, encountered difficult trading conditions but performed in line with 2007 due to effective cost management. The business continued to expand its proprietary catalogue product offering with the addition of 800 new items. The Chicago Alliance Express location, opened in 2007, has continued to grow well and the Alliance facility in Sao Paulo, Brazil has gone from strength to strength as local manufacture has developed. In January 2008 a freehold warehouse was purchased in Erie, Pennsylvania, contiguous to land previously acquired, in preparation for the future construction of an integrated facility to further drive operating efficiencies.

Duraco, the US-based producer and distributor of adhesive-coated foam products, performed in line with expectations in its first full year of Filtrona ownership. The integration of the business into the division is now complete and the project to install the division's standard IT system is well advanced and will be completed in 2009. The Duraco Express operation opened as planned in May and is trading successfully.

MSI, the oil country tubular goods thread protector business, had an excellent year despite the interruption to production in September at the Houston, Texas facility, caused by Hurricane Ike. Strong drilling activity was driven by the high prices of oil and gas. Sales levels were also assisted by the new contract wins which developed as anticipated. Strong volumes helped the business manage the rapid escalation in raw material prices and continued investment in new production machinery and tooling drove unit production costs down.

Looking forward to 2009, the current recessionary environment in most manufacturing sectors will inevitably impact on the division and the MSI business will be affected by a downturn in drilling activity due to recent falls in the price of oil and gas. Whilst the Protection and Finishing Products division has a robust business model with a broad range of products and services across multiple served markets combined with low levels of customer concentration, the scale of the downturn in conditions in the global manufacturing industry is expected to negatively affect demand. The extent of any decline within the division during 2009 is very difficult to predict but the division is responding by continuing to drive efficiencies and reducing costs.

Coated and Security Products

The Coated and Security Products division continued to pursue its strategy of developing new security technologies and applications for international markets, whilst sustaining its world leadership position in the self-adhesive tear tape market. The division delivered an improved performance in both revenue and operating profit with the tear tape business, in particular, demonstrating the defensive qualities of its principal end markets in the difficult global environment. The improved performance was assisted by the cost, quality and productivity benefits which resulted from the restructuring in 2007.

The Payne tear tape business delivered growth in all regions and from both the tobacco and other consumer goods markets. Sales from recent innovations utilising advanced tear tape technology were encouraging with increased sales of variable data tape for promotions into the tobacco, biscuits and chewing gum markets and strong growth in the product authentication technologies printed on tear tape.

The Payne Security business, which provides a wide range of product and document authentication and personal identify solutions for the consumer goods, public sector

and security printing markets, made satisfactory progress, despite some softening in UK passport volumes towards the end of the year. Significant new orders were secured for the proprietary Payne authentication system and for security labels, the full benefit of which will be realised in 2009. The business supplied a secure laminate for the press, competitor, coach and officials' passes for the summer games in Beijing and secured a share of the cards for the April launch of the English National Concessionary Travel Scheme due to an enhanced smart card encoding and fulfilment capability. The focus on exploiting proprietary authentication solutions to combat counterfeiting remains a key growth driver along with further improvements to the quality and service offering to customers.

As expected, FractureCode made losses in the year and cost reduction actions have been taken due to the failure of the business to secure additional licensees for the technology. An intellectual property dispute has been resolved, but FractureCode's proprietary technology remains subject to a further challenge in the Danish courts.

During 2009, it is expected that the Coated and Security Products division will benefit both from the defensiveness of its core served markets in tear tapes and from the growth in the market for solutions to combat global contraband and counterfeit problems. These factors, combined with the full year effect of business won in 2008 for the proprietary Payne authentication system, provide confidence that 2009 will see the delivery of further progress in this division.

Plastic Profile and Sheet

The Plastic Profile and Sheet division encountered another difficult year in 2008, with a further reduction in operating performance. Trading was tough in North America throughout the year for the US-based Filtrona Extrusion business and, for Enitor in The Netherlands, demand softness was evident in Europe in the last quarter.

Strong revenue growth was generated in the point of purchase (POP) market, due to both the capture of new business with a major US discount retailer and a large grocery chain, and the strengthening of relationships with existing customers. The business's profile in this increasingly important market sector has been raised as it has successfully serviced a number of major US national roll-outs supported by its national multi-site capability.

Sales in the medical sector saw modest growth following the expansion of the Mexican medical manufacturing operations in 2007 and the consolidation of the Massachusetts sites into the Athol facility. The medical sector remains a high priority for future growth and the division continues to explore opportunities to secure new business.

Sales to the aerospace market declined slightly due to the impact of the eight week industrial dispute at Boeing's manufacturing facilities which negatively affected performance during the fourth quarter. Activity with this important customer has returned to previous levels and sales of highly engineered profiles and components to the aerospace industry remain an important growth opportunity for the division based on its engineering and design expertise supported by high standards of quality and service.

Sales in the traffic control sector were softer due to the absence of major one-off projects as federal road funding was constrained and sales to the fence and custom product markets were particularly disappointing as the commercial construction, domestic housing and commercial refrigeration markets, upon which these sectors rely, were severely impacted by the economic slowdown.

Enitor had a challenging year and is continuing to focus on cost reduction and productivity improvements.

The difficult end user demand conditions were exacerbated by the rapid escalation of raw material prices which reached all time record highs during the year. The division had an under recovery of raw material prices of £1.1m at the half year, improving to £0.8m for the full year.

As a result of difficult trading conditions, cost reduction measures were implemented throughout the year, including modifications to shift patterns to match output to demand and an 11.4% reduction in headcount across the division.

Trading conditions in the Plastic Profile and Sheet division are expected to remain difficult throughout 2009. The aerospace, medical, POP and traffic control markets are expected to remain stable or display low levels of growth, whereas the lighting, fence and custom markets are likely to reduce due to their sensitivity to construction activity levels. The division will continue its focus on operational efficiencies and cost improvement and it is anticipated that it will benefit from the sharp reductions in polymer prices which occurred at the end of 2008.

Fibre Technologies

Year ended 31 December	2008	2007	change
Revenue	£231.0m	£228.4m	1.1%
Adjusted operating profit[1]	£28.8m	£31.6m	(8.9%)
Adjusted operating margin[1]	12.5%	13.8%	(130bps)

[1] Before intangible amortisation (2007: intangible amortisation and restructuring costs)

Fibre Technologies had a challenging year. Revenue was up 1.1% to £231.0m (2007: £228.4m) with adjusted operating profit[1], after charging £1.8m of Filter Products restructuring costs, down 8.9% to £28.8m (2007: £31.6m). At constant exchange rates, revenue decreased by 5.5% and adjusted operating profit[1] decreased by 16.5%.

Filter Products

The Filter Products division experienced a 7.2% reduction in total volumes, primarily due to previously announced customer insourcing decisions, with an 11.7% reduction in special filters volumes but a 1.4% increase in monoacetate volumes due to growth in India. Whilst volumes were down in the mature and declining markets of the Americas and Europe, volumes in emerging Asian markets increased by 15.2% with strong growth in China and India where a change in taxation boosted consumption of filtered cigarettes. The Asia region now accounts for 44.9% of total volumes, up from 36.3% in 2007, and, together with Eastern Europe, provides a key strategic growth opportunity for the business.

As the division sought to optimise its global manufacturing footprint to provide its customers with cost reduction and supply flexibility it absorbed restructuring costs of

£1.8m during the year relating to headcount reductions in the UK, US and Brazil. The closure of the São Paulo operation was announced in January 2009.

The new Hungarian facility continued to develop well with low levels of waste and good quality performance. Output continues to grow on a month by month basis and this low cost manufacturing facility will become increasingly important in the division's quest for strategic cost competitiveness and expansion into new emerging markets.

With the increasing importance of filters as a product differentiator, particularly for lower tar and premium products, the division has the opportunity to utilise its extensive research and development capability to develop new products which meet this market need.

The division launched a new range of slim filter variants to help exploit the growing international market for slim, lower circumference cigarettes which are of increasing importance in selected major cigarette markets such as Russia and South Korea. The previously announced new volumes with a major customer commenced production in the latter part of the year within the UK facility. This production, which resulted from a customer joint development programme, will help to support a significant customer brand relaunch. Further partnering with customers in joint development programmes offers attractive growth potential for the division.

The business experienced very significant increases in raw material prices in the latter part of the year and these increases were offset through pricing programmes.

The division continued to make significant progress with productivity and service improvement programmes. Energy consumption was reduced by 11% against a 7% volume reduction and on time in full delivery performance improved from 93% to 96%. Conversion costs were improved with further investment in training and multi-skilling.

It is expected that performance in the Filter Products division will be broadly stable in 2009. Continued growth and development in key Asian markets, such as India and China, is expected to offset activity reductions in the mature or declining markets of the Americas and Europe. The division will continue to focus on productivity improvement and the migration of productive capacity towards its lower unit cost manufacturing locations in order to secure strategic cost competitiveness and satisfy customer needs.

Porous Technologies

Following a year of growth across all served market sectors in 2007, the Porous Technologies division delivered mixed results in 2008 with overall performance down. Growth was achieved in the medical, personal care and printing system segments. Writing instrument reservoirs and household products, which both have some sensitivity to discretionary consumer expenditure, saw reduced volumes with household products being impacted in the final quarter. Cost reduction programmes were implemented throughout the year.

Long-term supply agreements with a number of European and North American- based writing instrument reservoir customers were signed, including an agreement with an important new account in Europe. In Asia, the expanded sales and marketing team is focused on securing market penetration across all product segments in this high growth potential region.

The focus on innovation, driven by increasing customer demand for high quality and more sophisticated solutions, led to two new patent applications being filed during the year, further adding to the division's intellectual property portfolio. New technology development facilitated product introductions in saliva based medical testing, pipette tip filtration and surgical instrument components.

The exploitation of opportunities in emerging technologies and markets remains fundamental to the growth of the division. In accordance with the division's strategy to broaden its porous media capabilities based on capillary science, the business and assets of Lendell Manufacturing Inc., a speciality hydrophilic foam producer based in St. Charles, Michigan, were acquired in October. Lendell's products are focused on the medical, wound care, and cosmetics sectors and its technology and markets are highly complementary with Filtrona Fibertec's. Growth in sales of hydrophilic foam products will be driven by customer cross-selling and through the utilisation of the division's existing international sales and operational footprint. Upon completion of the Lendell acquisition the Bonded Fibre Components division was renamed the Porous Technologies division.

The renovation of the Reinbek, Germany facility progressed well, on time and to budget and will provide significant enhancements to operational efficiency, much improved energy efficiency and a comprehensive fire protection system. These site improvements have also facilitated the installation of a state of the art production line,

utilising key Fibertec proprietary technology, which will become operational early in 2009. Completion of the renovation will enhance productivity, quality and the product offering as well as bringing the facility up to the standard of global manufacturing excellence achieved by the division's other facilities.

Looking forward to 2009, the Porous Technologies division will benefit from the full year effect of both the Lendell acquisition and new inkjet printer cartridge reservoir business secured in 2008. In addition, expected new projects in the medical products and inkjet printer markets should come on stream in the first half of the year. It is anticipated the revenues in the writing instrument reservoir market will stabilise, although the ongoing impact of the recession on discretionary consumer spending is likely to lead to a reduction in household product volumes and particularly air freshener applications. Overall, it is anticipated that the division will generate growth in both bonded fibre and hydrophilic foam business in 2009 which, combined with a continued focus on costs, should deliver positive progress.

Strategy

Filtrona's long-term objective is to continue to grow profitably for the benefit of its shareholders through investing organically in each of its divisions and by acquisition within its higher margin, higher growth potential businesses. The Company will acquire in selected markets within or complementary to plastic and fibre technologies. The Company's strategic focus is to invest in and build on its core competencies and strong international positions through the investment in, and acquisition of, businesses which are engaged in the development, manufacturing, sourcing and distribution of high volume, low unit cost, small but essential products for use in consumer, medical and industrial markets.

The identification and successful exploitation of markets which offer significant value addition and growth opportunities through product innovation, distribution, service and cost improvements are integral to the future development of Filtrona as the Company seeks to enhance the competitive position of its global businesses.

With a responsible winning culture based on Filtrona's values and key strengths the reputation of the Company and its employees form a sound basis for the successful delivery of new business and market opportunities designed to secure long-term value for Filtrona's shareholders.

Filtrona's key served markets represent important industrial and consumer product segments with a bias towards more defensive markets. From its broad and flexible manufacturing and distribution network, Filtrona is a supplier throughout the world to many blue chip, international, market leading customers with the top 10 customers in 2008 representing 33.1% of revenue. The decrease in customer concentration during the year from 36.7% in 2007 is a reflection of the Company's success in broadening its overall customer base.

In 2008, the geographic destination of the Company's revenue was

Europe	40.0%
North America	39.4%
Rest of World	20.6%

The Rest of World segment includes many of the lower cost manufacturing and higher growth regions such as Hungary, India, Indonesia and China. This segment represents 20.6% of revenue in 2008, up from 19.5% of revenue in 2007.

In 2008 Filtrona made continued progress in its strategy of optimising its portfolio of businesses, including exploring acquisition opportunities in the higher growth, higher margin divisions. The acquisition of the Lendell business was driven by the Company's view of the growth potential for the medical and cosmetic markets in which Lendell operates. Lendell is a manufacturer of speciality foam products and its specialist markets and proprietary technology are highly complementary with those of the Filtrona Fibertec business.

During the fourth quarter of 2008, because of the deterioration in global economic and business conditions, the Company withdrew from a significant potential acquisition at an advanced stage. Accordingly, the Company is reporting £1.3m of transaction costs incurred on this strategic development activity in 2008, which are presented as an exceptional item by virtue of their size and incidence.

In accordance with the Company's organic growth plans and in response to evolving customer demands, investment continued in securing operational efficiencies, expanding sales and marketing activities and developing new and innovative customer solutions. The Filters Products division continued the reorganisation of its

manufacturing facilities; and the distribution capabilities of the Protection and Finishing Products division have been further developed.

The current global recession does not impact the Company's commitment to the pursuit of its strategic goals but will, inevitably, affect the pace at which further progress can be made. Organic development is likely to progress at a slower pace in the recessionary environment, given the sensitivity of some of Filtrona's businesses to consumer demand and gross domestic product. The extent to which attractive acquisition opportunities may present themselves during 2009 is not easy to assess given market conditions but the Company will continue to investigate strategic markets and closely monitor target businesses that may further drive Filtrona's long-term performance.

Outlook

It is expected that global economic conditions will remain challenging during 2009. However, the relatively defensive nature of a number of Filtrona's key served markets, combined with the Company's focus on cash generation, cost control and reinforcement of its strong international positions, give the Board confidence that Filtrona will continue to demonstrate resilience and that the Group is well positioned to deliver growth as demand recovers.

Financial Review

Revenue

Revenue increased by 6.5% to £526.4m. Translated at constant exchange rates revenue decreased by 0.9%.

Operating profit

Operating profit before intangible amortisation and exceptional acquisition fees (2007: intangible amortisation and restructuring costs) ("adjusted operating profit") increased by 0.9% to £65.0m. Translated at constant exchange rates, adjusted operating profit decreased by 8.1%.

Operating margin

The operating margin, before intangible amortisation and exceptional acquisition fees (2007: intangible amortisation and restructuring costs), reduced to 12.3% (2007:

13.0%). The operating margin in Plastic Technologies was 15.6% (2007: 15.7%) and Fibre Technologies' margin was 12.5% (2007: 13.8%). Fibre Technologies' margin in 2008 was impacted by restructuring costs of £1.8m incurred in the Filter Products division charged in operating results.

Finance expense

The net finance expense increased to £6.8m (2007: £6.2m) primarily as a result of higher average debt levels arising from acquisition spend and the impact of foreign currency movements on debt levels over the period. Net finance expense was covered 9.6 times (2007: 10.4 times) by adjusted operating profit.

Tax

The tax charge of £18.5m represents an effective tax rate of 33.7% (2007: 34.0%) on the profit from underlying operations. This equates to a tax rate of 33.0% on profit before charging exceptional acquisition fees. The effective rate is higher than the nominal UK rate of 28.5% because most of the Group's profits are earned in countries with higher tax rates. As Filtrona develops in countries with lower tax rates then it is anticipated that the effective tax rate will reduce accordingly.

Adjusted earnings per share

Basic earnings per share from continuing operations were 17.3p, an increase of 13.1% from 15.3p in 2007. Adjusting for intangible amortisation of £2.0m (2007: £1.5m) and exceptional acquisition fees of £1.3m (2007: restructuring costs of £5.0m) less tax relief on intangible amortisation of £0.7m (2007 intangible amortisation and restructuring costs of £2.2m), gives an adjusted earnings per share of 18.6p.

Dividends

An interim dividend of 2.70p (2007: 2.52p) per share and a proposed final dividend of 5.08p (2007: 5.08p) per share will deliver an increase of 2.4% at a total cost of £15.9m, with dividend cover on adjusted earnings per share of 2.4 times.

Balance sheet

Total assets less current liabilities increased by £86.9m to £424.8m. The principal drivers of this increase were the acquisition of Lendell and foreign exchange rate movements which impact the translation of overseas assets and liabilities into sterling.

Return on average operating capital employed before intangible amortisation decreased to 24.5% (2007: 26.8%). Return on average total invested capital, including intangible assets and goodwill previously written off to reserves, on a pre-tax basis, decreased to 12.7% (2007: 13.9%). This ratio was negatively impacted by the use of average exchange rates for the income statement and closing exchange rates for the balance sheet.

Net debt increased by £46.9m to £182.1m (2007: £135.2m) due primarily to exchange rate movements and the acquisition of Lendell. The ratio of net debt to earnings before interest, tax, depreciation, amortisation and exceptional acquisition fees increased from 1.56 in 2007 to 2.05 in 2008. If closing exchange rates were used in both components of the calculation, the ratio would have been 1.71.

Intangible assets

Intangible assets increased by £45.0m, reflecting technology, customer relationships and goodwill acquired during the year of £15.8m, plus a foreign exchange movement of £31.2m, less amortisation of £2.0m.

Cash flow

Cash inflow from operating activities of continuing operations was £80.0m, compared to £84.9m in 2007. Additional pension contributions of £7.0m were made during the year. Principal elements of the £22.8m capital expenditure (2007: £25.0m) were the purchase of a warehouse for Alliance Plastics in the US and the continued refurbishment of the Porous Technologies facility in Reinbek, Germany.

Net cash inflow before financing activities and acquisition/disposal of businesses was £42.7m (2007: £39.8m). Cash outflow for 2008 was £19.6m and, after unfavourable exchange movements of £27.3m, net debt increased by £46.9m to £182.1m.

Pensions

At 31 December 2008, the Group's IAS 19 (revised) gross pension liability was £37.4m (2007: £22.3m) with a net liability of £25.9m (2007: £15.6m) after accounting for a deferred tax asset of £11.5m (2007: £6.7m). The next full independent actuarial valuation is to be conducted at 5 April 2009.

Treasury policy and controls

Filtrona has a centralised treasury department to control external borrowings and manage exchange rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial investments that may be employed and the criteria for investing and borrowing cash. The Company uses derivatives only to manage foreign currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographical presence and suitable credit rating. Filtrona monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Liquidity risk

Filtrona's objective is to maintain a balance between continuity of funding and flexibility. The Company is funded by a multi-currency syndicated facility from its bankers of £215.0m. The syndicated facility matures in May 2010. In addition, during the year, the Company put in place additional bilateral facilities totalling US$40.0m, which mature in November 2009. As at 31 December 2008, the available bank facilities totalled £242.8m, of which £198.1m was drawn down. In addition, uncommitted and overdraft facilities are maintained to provide short-term flexibility.

Foreign currency risk

The majority of Filtrona's net assets are in currencies other than sterling. The Company's normal policy is to limit the translation exposure and the resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant net assets and by using forward foreign exchange contracts.

However, in response to the significant weakening of sterling against particularly the US dollar and euro in the fourth quarter of 2008 and to reduce the effect of currency movements on the Group's net debt, the Company temporarily suspended its normal policy, repaid substantially all of its US dollar and euro denominated financial liabilities, and replaced them with sterling denominated debt. As a result, at 31 December 2008, Filtrona's net assets were exposed to the impact of foreign currency translation.

The Company does not hedge the translation effect of exchange rate movements on the income statement.

The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, the Group's policy is to hedge a percentage of the exposures over a period up to 15 months using forward foreign exchange contracts.

Principal exchange rates

Principal exchange rates for Filtrona were:

	Average		**Closing**	
	2008	2007	2008	2007
US$: £	1.85	2.00	1.44	1.99
€ : £	1.26	1.46	1.03	1.36

The translation impact in 2008 of the movement in exchange rates was to increase revenue by £37.1m and operating profit by £6.3m.

Summary Financial Statements
for the year ended 31 December 2008

Consolidated income statement
for the year ended 31 December 2008

	Note	2008 £m	2007 £m
Revenue	2	**526.4**	494.2
Operating profit before intangible amortisation and exceptional acquisition fees (2007: restructuring costs)		**65.0**	64.4
Intangible amortisation		**(2.0)**	(1.5)
Exceptional acquisition fees (2007: restructuring costs)		**(1.3)**	(5.0)
Operating profit	2	**61.7**	57.9
Finance income	3	**11.5**	9.6
Finance expense	3	**(18.3)**	(15.8)
Profit before tax		**54.9**	51.7
Income tax expense		**(18.5)**	(17.6)
Profit from continuing operations		**36.4**	34.1
Profit from discontinued operations		**-**	2.0
Profit for the year		**36.4**	36.1
Attributable to:			
Equity holders of Filtrona plc		**35.3**	34.1
Minority interests		**1.1**	2.0
Profit for the year		**36.4**	36.1
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	4	**17.3p**	15.8p
Diluted	4	**17.2p**	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:			
Basic	4	**17.3p**	15.3p
Diluted	4	**17.2p**	15.1p

Consolidated balance sheet
at 31 December 2008

	Note	2008 £m	2007 £m
Assets			
Property, plant and equipment		**210.5**	170.7
Intangible assets		**132.2**	87.2
Deferred tax assets		**1.1**	0.3
Other receivables		**8.4**	8.1
Total non-current assets		**352.2**	266.3
Inventories		**78.5**	55.2
Income tax receivable		**5.9**	2.3
Trade and other receivables		**88.4**	71.7
Derivative assets		**5.3**	0.2
Cash and cash equivalents	7	**21.3**	23.8
Total current assets		**199.4**	153.2
Total assets		**551.6**	419.5
Equity			
Issued capital		**54.8**	54.8
Capital redemption reserve	6	**0.1**	0.1
Other reserve	6	**(132.8)**	(132.8)
Cash flow hedging reserve	6	**(8.0)**	(0.3)
Translation reserve	6	**26.3**	1.9
Retained earnings	6	**220.2**	211.6
Attributable to equity holders of Filtrona plc		**160.6**	135.3
Minority interests	6	**7.0**	4.8
Total equity		**167.6**	140.1
Liabilities			
Interest bearing loans and borrowings	7	**198.1**	157.8
Derivative liabilities		**2.7**	-
Retirement benefit obligations		**37.4**	22.3
Income tax payable		**0.6**	0.9
Provisions		**4.6**	4.5
Deferred tax liabilities		**13.8**	12.3
Total non-current liabilities		**257.2**	197.8
Bank overdrafts	7	**-**	0.2
Interest bearing loans and borrowings	7	**5.3**	1.0
Derivative liabilities		**17.0**	1.8
Income tax payable		**15.2**	11.5
Trade and other payables		**86.3**	65.0
Provisions		**3.0**	2.1
Total current liabilities		**126.8**	81.6
Total liabilities		**384.0**	279.4
Total equity and liabilities		**551.6**	419.5

Consolidated statement of cash flows
for the year ended 31 December 2008

	Note	2008 £m	2007 £m
Operating activities			
Profit before tax from continuing operations		**54.9**	51.7
Adjustments for:			
Net finance expense		**6.8**	6.2
Intangible amortisation		**2.0**	1.5
Exceptional acquisition fees (2007: restructuring costs)		**1.3**	5.0
Depreciation		**22.2**	20.4
Share option expense		**1.6**	1.7
Increase in inventories		**(7.3)**	(1.4)
Decrease in trade and other receivables		**0.3**	8.0
Increase/(decrease) in trade and other payables		**6.5**	(0.4)
Exceptional acquisition fees (2007: restructuring costs) paid		**(1.3)**	(4.5)
Additional pension contributions		**(7.0)**	(2.0)
Other cash movements		**-**	(1.3)
Cash inflow from operating activities of continuing operations		**80.0**	84.9
Income tax paid		**(15.5)**	(20.7)
Net cash inflow from operating activities of discontinued operations		**-**	3.3
Net cash inflow from operating activities		**64.5**	67.5
Investing activities			
Interest received		**0.9**	0.3
Acquisition of property, plant and equipment		**(22.8)**	(25.0)
Proceeds from sale of property, plant and equipment		**0.1**	0.6
Acquisition of businesses net of cash acquired	8	**(20.5)**	(31.5)
Proceeds from sale of businesses		**2.3**	12.9
Income tax paid on sale of businesses		**-**	(1.0)
Net cash outflow from investing activities of continuing operations		**(40.0)**	(43.7)
Net cash outflow from investing activities of discontinued operations		**-**	(2.6)
Net cash outflow from investing activities		**(40.0)**	(46.3)
Financing activities			
Interest paid		**(8.1)**	(7.2)
Dividends paid to equity holders	6	**(15.9)**	(15.5)
Dividends paid to minority interests	6	**(0.3)**	(0.7)
Cash outflows on matured derivatives classified as hedges of net investments		**(19.8)**	(3.5)
Proceeds from short-term loans		**4.1**	0.9
Proceeds from long-term loans		**5.6**	41.1
Acquisition of employee trust shares		**-**	(1.7)
Purchase of own shares into treasury		**-**	(30.6)
Net cash outflow from financing activities of continuing operations		**(34.4)**	(17.2)
Net cash outflow from financing activities of discontinued operations		**-**	(0.6)
Net cash outflow from financing activities		**(34.4)**	(17.8)
Net (decrease)/increase in cash and cash equivalents	7	**(9.9)**	3.4
Net cash and cash equivalents at the beginning of the year		**23.6**	19.7
Net (decrease)/increase in cash and cash equivalents		**(9.9)**	3.4
Net effect of currency translation on cash and cash equivalents		**7.6**	0.5
Net cash and cash equivalents at the end of the year		**21.3**	23.6

Consolidated statement of recognised income and expense
for the year ended 31 December 2008

	Note	2008 £m	2007 £m
Actuarial (losses)/gains on defined benefit pension schemes	5	**(18.1)**	6.9
Deferred tax income/(expense) on actuarial (losses)/gains on defined benefit pension schemes		**5.7**	(2.4)
Effective portion of changes in fair value of cash flow hedges:			
Losses to equity	6	**(7.7)**	(0.3)
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations		**-**	(5.0)
Attributable to equity holders of Filtrona plc		**24.4**	4.8
Attributable to minority interests		**1.4**	0.5
Net income recognised directly in equity		**5.7**	4.5
Profit for the year		**36.4**	36.1
Total recognised income and expense		**42.1**	40.6
Attributable to:			
Equity holders of Filtrona plc		**39.6**	38.6
Minority interests		**2.5**	2.0
Total recognised income and expense		**42.1**	40.6

Notes

Accounting policies

1. Basis of preparation

The consolidated financial statements have been approved by the Directors and prepared in accordance with International Financial Reporting Standards as adopted by the EU in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS').

The financial statements are prepared on a going concern and historical cost basis except for derivatives which are stated at fair value.

The 2008 Annual Report and Accounts will be despatched to shareholders during March 2009. The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2008 but is derived from those accounts and the accompanying Directors' report. Statutory accounts for 2008 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 23 April 2009. The auditors have reported on those accounts; their report was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

2. Segment analysis

	Plastic Technologies £m	Fibre Technologies £m	Central Services £m	Continuing operations £m	Discontinued operations £m	2008 Total £m
Revenue	**295.4**	**231.0**	-	**526.4**	-	**526.4**
Operating profit/(loss) before intangible amortisation and exceptional acquisition fees	46.0	28.8	(9.8)	**65.0**	-	**65.0**
Intangible amortisation	(1.7)	(0.3)	-	**(2.0)**	-	**(2.0)**
Exceptional acquisition fees	-	-	(1.3)	**(1.3)**	-	**(1.3)**
Operating profit/(loss)	**44.3**	**28.5**	**(11.1)**	**61.7**	-	**61.7**
Segment assets	202.7	170.3	12.8	**385.8**	-	**385.8**
Intangible assets	109.0	23.2	-	**132.2**	-	**132.2**
Unallocated items			33.6	**33.6**		**33.6**
Total assets	**311.7**	**193.5**	**46.4**	**551.6**	-	**551.6**
Segment liabilities	40.2	39.1	8.3	**87.6**	6.3	**93.9**
Unallocated items			290.1	**290.1**		**290.1**
Total liabilities	**40.2**	**39.1**	**298.4**	**377.7**	**6.3**	**384.0**
Other segment items						
Capital expenditure	12.6	10.1	0.1	**22.8**	-	**22.8**
Depreciation	13.0	9.1	0.1	**22.2**	-	**22.2**
Closing number of employees	2,219	2,039	34	**4,292**	-	**4,292**
Average number of employees	2,461	2,093	36	**4,590**	-	**4,590**

	Plastic Technologies £m	Fibre Technologies £m	Central Services £m	Continuing operations £m	Discontinued operations £m	2007 Total £m
Revenue	265.8	228.4	-	494.2	14.0	508.2
Operating profit/(loss) before intangible amortisation and restructuring costs	41.6	31.6	(8.8)	64.4	1.8	66.2
Intangible amortisation	(1.4)	(0.1)	-	(1.5)	-	(1.5)
Restructuring costs	(0.8)	(4.2)	-	(5.0)	-	(5.0)
Operating profit/(loss)	39.4	27.3	(8.8)	57.9	1.8	59.7
Segment assets	163.8	131.1	10.6	305.5	-	305.5
Intangible assets	83.9	3.3	-	87.2	-	87.2
Unallocated items			26.8	26.8		26.8
Total assets	247.7	134.4	37.4	419.5	-	419.5
Segment liabilities	32.2	26.6	7.2	66.0	5.7	71.7
Unallocated items			207.7	207.7		207.7
Total liabilities	32.2	26.6	214.9	273.7	5.7	279.4
Other segment items						
Capital expenditure	14.7	10.3	-	25.0	2.7	27.7
Depreciation	11.7	8.5	0.2	20.4	1.2	21.6
Closing number of employees	2,457	2,172	37	4,666	-	4,666
Average number of employees	2,474	2,253	37	4,764	358	5,122

3. Net finance expense

Continuing operations	2008 £m	2007 £m
Finance income		
Bank deposits	**0.4**	0.4
Unwind of discount on Globalpack deferred consideration	**0.7**	0.4
Other finance income	**0.2**	0.1
Expected return on pension scheme assets	**10.2**	8.7
	11.5	9.6
Finance expense		
Loans and overdrafts	**(8.1)**	(7.2)
Other finance expense	**(0.3)**	(0.2)
Interest on pension scheme liabilities	**(9.9)**	(8.4)
	(18.3)	(15.8)
Net finance expense	**(6.8)**	(6.2)

4. Earnings per share

	2008 £m	2007 £m
Continuing operations		
Earnings attributable to equity holders of Filtrona plc	**35.3**	33.0
Adjustment*	**2.6**	4.3
Adjusted earnings	**37.9**	37.3
Discontinued operations		
Earnings attributable to equity holders of Filtrona plc	**-**	1.1
Basic weighted average ordinary shares in issue (million)	**204.1**	216.3
Dilutive effect of employee share option plans (million)	**1.3**	2.2
Diluted weighted average ordinary shares (million)	**205.4**	218.5
Continuing operations		
Basic earnings per share	**17.3p**	15.3p
Adjustment*	**1.3p**	1.9p
Adjusted earnings per share	**18.6p**	17.2p
Diluted basic earnings per share	**17.2p**	15.1p
Diluted adjusted earnings per share	**18.5p**	17.1p
Discontinued operations		
Basic earnings per share	**-**	0.5p
Diluted basic earnings per share	**-**	0.5p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

The basic weighted average number of ordinary shares in issue excludes shares held in treasury and shares held by an employee benefit trust.

* The adjustment relates to intangible amortisation and exceptional acquisition fees (2007: intangible amortisation and restructuring costs) less tax relief at 33.0% (2007: 34.0%) on intangible amortisation (2007: intangible amortisation and restructuring costs)

5. Post-retirement benefits

The amounts included in the consolidated financial statements in respect of post-retirement benefits in Europe and the US are as follows:

	2008 £m	2007 £m
Amounts charged to operating profit		
Defined contribution schemes	**3.0**	2.8
Defined benefit schemes:		
Current service cost	**3.3**	3.4
Curtailment gain (2007: recognised within restructuring costs)	**(0.4)**	(0.1)
Total operating expense	**5.9**	6.1
Amounts included as finance (income)/expense		
Expected return on scheme assets	**(10.2)**	(8.7)
Interest on scheme liabilities	**9.9**	8.4
Net financial return	**(0.3)**	(0.3)
Amounts recognised in the statement of recognised income and expense		
Actual return less expected return on scheme assets	**(36.9)**	(0.3)
Impact of changes in assumptions relating to the present value of scheme liabilities	**18.8**	7.2
Actuarial (loss)/gain	**(18.1)**	6.9

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2008		2007	
	Europe	**US**	Europe	US
Rate of increase in salaries	**3.30%**	**4.00%**	4.20%	4.00%
Rate of increase in pensions	**2.80%**	**n/a***	3.20%	n/a*
Discount rate	**6.00%**	**6.27%**	5.60%	6.00%
Inflation rate	**2.80%**	**n/a***	3.20%	n/a*
Expected return on scheme assets	**5.70%**	**8.20%**	6.20%	8.50%

* not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The life expectancy assumptions used to estimate defined benefit obligations at the year end are:

	2008		2007	
	Europe	**US**	Europe	US
Male retiring today at age 65	**21.8**	**18.3**	21.8	18.2
Female retiring today at age 65	**24.7**	**20.5**	24.7	20.5
Male retiring in 20 years at age 65	**23.0**	**18.3**	23.0	18.2
Female retiring in 20 years at age 65	**25.8**	**20.5**	25.8	20.5

The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

					2008
	Long-term rate of return	**Europe £m**	**Long-term rate of return**	**US £m**	**Total**
Equities	6.50%	63.8	9.75%	15.7	**79.5**
Bonds	5.30%	13.8	5.75%	13.4	**27.2**
Gilts	3.50%	20.7	-	-	**20.7**
Other	1.70%	2.7	4.50%	1.5	**4.2**
Fair value of scheme assets		101.0		30.6	**131.6**
Present value of scheme liabilities		(120.6)		(48.4)	**(169.0)**
Retirement benefit obligations		**(19.6)**		**(17.8)**	**(37.4)**

Movement in fair value of scheme assets/(liabilities) during the year

	2008			2007		
	Scheme assets £m	**Scheme liabilities £m**	**Total £m**	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	143.5	(165.8)	**(22.3)**	134.8	(165.7)	(30.9)
Service cost	-	(3.3)	**(3.3)**	-	(3.4)	(3.4)
Employer contributions	10.3	-	**10.3**	5.3	-	5.3
Employee contributions	0.8	(0.8)	**-**	0.8	(0.8)	-
Actuarial (losses)/gains	(36.9)	18.8	**(18.1)**	(0.3)	7.2	6.9
Reclassification	-	-	**-**	-	(0.6)	(0.6)
Finance income/(expense)	10.2	(9.9)	**0.3**	8.7	(8.4)	0.3
Benefits paid	(5.7)	5.7	**-**	(5.4)	5.4	-
Curtailment	-	0.4	**0.4**	-	0.1	0.1
Currency translation	9.4	(14.1)	**(4.7)**	(0.4)	0.4	-
End of year	**131.6**	**(169.0)**	**(37.4)**	143.5	(165.8)	(22.3)

6. Movements on reserves

	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings: Own shares £m	Retained earnings: Earnings £m	Minority interests £m	2008 Total £m
At 1 January 2008	**0.1**	**(132.8)**	**(0.3)**	**1.9**	**(34.5)**	**246.1**	**4.8**	**85.3**
Total recognised income and expense for the year			(7.7)	24.4		22.9	2.5	**42.1**
Share option expense						1.6		**1.6**
Dividends paid						(15.9)	(0.3)	**(16.2)**
At 31 December 2008	**0.1**	**(132.8)**	**(8.0)**	**26.3**	**(34.5)**	**254.7**	**7.0**	**112.8**

7. Analysis of net debt

	1 Jan 2008 £m	Cash flow £m	Exchange movements £m	31 Dec 2008 £m
Cash at bank and in hand	23.1	(10.5)	7.4	**20.0**
Short-term bank deposits repayable on demand	0.7	0.4	0.2	**1.3**
Cash and cash equivalents	23.8	(10.1)	7.6	**21.3**
Bank overdrafts	(0.2)	0.2	-	**-**
Cash and cash equivalents in the statement of cash flows	23.6	(9.9)	7.6	**21.3**
Debt due within one year	(1.0)	(4.1)	(0.2)	**(5.3)**
Debt due after one year	(157.8)	(5.6)	(34.7)	**(198.1)**
Net debt	(135.2)	(19.6)	(27.3)	**(182.1)**

8. Acquisitions

On 17 October 2008, Filtrona acquired the assets and business of Lendell Manufacturing, Inc. ('Lendell') based in St. Charles, Michigan, for a cash consideration of US$35m. Lendell is a producer of speciality hydrophilic foam products for the medical, printing systems and personal care (cosmetics) markets and is highly complementary with Filtrona's Bonded Fibre Components division.

Lendell contributed £1.1m to revenue and £0.3m to operating profit before intangible amortisation and exceptional acquisition fees. It is estimated that if Lendell had been owned by the Group for the entire year it would have contributed £5.8m and £2.3m to revenue and operating profit before intangible amortisation and exceptional acquisition fees respectively.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2008:

The adjustment to property, plant and equipment reflects the open market value of the freehold property.

The adjustment to inventories reflects a fair value uplift in line with IFRS 3 (revised): *Business combinations* and the impact of applying Filtrona group accounting policies.

The adjustment to receivables reflects the impact of applying Filtrona group accounting policies..

A summary of the acquisition of Lendell in 2008 is detailed below:

	Book value at acquisition £m	Revaluation £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Property, plant and equipment	2.1	1.3	-	3.4
Inventories	0.5	0.5	0.1	1.1
Receivables	0.9	-	(0.1)	0.8
Cash and cash equivalents	0.2	-	-	0.2
Payables	(0.3)	-	-	(0.3)
	3.4	1.8	-	5.2
Customer relationships				3.6
Other intangible assets				5.5
Goodwill				6.7
Consideration				21.0
Satisfied by:				
Cash consideration				20.2
Acquisition expenses settled in cash				0.5
Accrued acquisition expenses				0.3
The net cash outflow in the period in respect of the acquisition of Lendell comprised:				
Cash consideration				20.2
Acquisition expenses settled in cash				0.5
Cash acquired with business				(0.2)
Net cash outflow in respect of acquisition of Lendell				20.5

Included in the £6.7m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business. Due to its nature this asset cannot be individually identified nor reliably measured.

9. Dividends

	Per share		Total	
	2008 p	2007 p	**2008** £m	2007 £m
2007 interim: paid 26 October 2007		2.52		5.4
2007 final: paid 2 May 2008		5.08		10.4
2008 interim: paid 24 October 2008	**2.70**		**5.5**	
2008 proposed final: payable 8 May 2009	**5.08**		**10.4**	
	7.78	7.60	**15.9**	15.8

10. Transactions with related parties

Filtrona has not entered into any material transactions with related parties other than with key management. Furthermore, throughout 2008 and 2007, no Director declared he had a personal interest in any significant transaction of Filtrona.

11. Cautionary forward-looking statements

This Report contains forward-looking statements based on current expectations and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual results to differ from any future results or developments expressed or implied from the forward looking statement. Each forward – looking statement speaks only as of the date of this document. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

12. Directors' responsibilities statement

We confirm that to the best of our knowledge

- The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities and financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole ; and
- The directors' report includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

Mark Harper
Chief Executive

Steve Crummett
Group Finance Director

26 February 2009

Filtrona plc

Principal Risk Review

The performance, both long-term and short-term, of businesses can be impacted by any number of risks and uncertainties not all of which are within the Company's control. Filtrona recognises that the ability to monitor, assess and respond to business risks can often provide competitive advantage and hence resources are carefully managed in this area. Filtrona has a risk management process in place which is designed to enable the operational businesses to identify, manage and mitigate strategic, operational and financial risk.

Outlined below are the principal risks faced by Filtrona and its management response thereto. Not all these factors are within the Company's control. There may be other risks and uncertainties which are unknown to the Company or which may not be deemed material now but which could turn out to be material in the future.

Risks	Impact	Mitigation
Corporate funding - Debt financing - Liquidity and availability - Interest rate fluctuations - Foreign exchange rate fluctuations	- Ability to refinance and availability of debt funding - Compliance with covenants - Significant increase in interest costs and fees - Increased debt levels as a result of currency translation	- Use of high quality, long-term banks that participate in the syndicated loan facility - Regular contact to ensure banks understand the businesses and requirements of the Group - Regular cash flow forecasting and monitoring - Critical appraisal of capital investment programmes - Active management of working capital levels - Target executive management on operating cash flow generation
Pension liabilities - Deficit against scheme assets	- Increased liabilities and cash payments into pension schemes	- Regular communication with pension scheme trustees to ensure understanding of the Group's financial position. - Active management of pension scheme liabilities, with external professional advice.

Competitive pressures - Market trends - Third party activity - Loss of competitive advantage - Economic conditions	- Loss of market position - Margin erosion - Loss of revenue	- Innovation to meet customer demands - Marketing expertise - Quality of product and service offering - Account management - Low cost production - Supply chain efficiencies - Identify growth opportunities - Continued investment - Corporate responsibility - International accreditations
Relationship with tobacco industry - Regulatory pressures - Changing market demands - Litigation - Self-manufacture	- Reduced revenue - Restructuring costs - Loss of profit	- Innovative value added products and services - Target growth opportunities - Low cost production
Loss of key personnel - Loss of experience - Loss of skills - Loss of commercial relationships	- Loss of expertise - Loss of reputation - Loss of business	- Management development - Succession planning - Incentive programmes - Corporate responsibility
Customer concentration - Loss of significant business - Exposure to market trends	- Loss of revenue - Loss of profit	- Develop innovative products and services - Quality of products and services - Build long-term relationships - Expand customer base
Business development - Identification of new acquisition opportunities - Inability to successfully acquire and integrate new businesses - Acquisition financing - Start up operations	- Reduced future growth rate - Failure to meet strategic objectives - Delay	- Corporate development capability - Due diligence - Integration planning and resource - Adjacent technologies - Established business model roll-out

Challenge of international operations		
- Currency movements - Repatriation of funds - Tax regimes - Political instability - Economic conditions	- Adverse currency translation - Increased tax rate - Loss of revenue, profit and assets - Costs	- Professional advice - Treasury policies - High quality local management - Risk management - Corporate responsibility - Internal control systems
Disruption to operational sites/loss of critical assets		
- Loss of production capability - Loss of supply chain - Loss of tooling - IT systems failure	- Business interruption - Loss of revenue, profit and assets - Loss of reputation	- Flexible global infrastructure - Fire prevention systems - Risk management - Disaster recovery

END